UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549-1004
                                  FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the fiscal year ended December 31, 1996
                          -----------------


                  OR


    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the transition period from                       to
                               ---------------------    ---------------------


Commission file number 2-14960
                       -------



                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES
                ----------------------------------------------
                           (Full title of the plan)


                          General Motors Corporation
             100 Renaissance Center, Detroit, Michigan 48243-7301 3044 West Grand Blvd., Detroit, Michigan 48202-3091
             ---------------------------------------------------
              (Name of issuer of the securities held pursuant to
                  the plan and the address of its principal
                              executive offices)



Registrant's telephone number, including area code (313)-556-5000


          Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                                  Peter R. Bible
                            Chief Accounting Officer
                           General Motors Corporation
                              3044 West Grand Blvd.
                          Detroit, Michigan 48202-3091

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                Page No.
     ----------------------------------------------------------     --------

     General Motors Savings-Stock Purchase
       Program for Salaried Employees in the United States:
         Independent Auditors' Report. . . . . . . . . . . . . . .        3
         Statements of Net Assets Available for Benefits, as of
           December 31, 1996 and 1995. . . . . . . . . . . . . . .        4
         Statements of Changes in Net Assets Available for
           Benefits for the Years Ended December 31, 1996 and 1995        5
         Notes to Financial Statements . . . . . . . . . . . . . .        6
         Supplemental schedules:
           Line 27a-Schedule of Assets Held for Investment
             Purposes as of December 31, 1996. . . . . . . . . . .       15
           Line 27d-Schedule of Reportable Transactions for the
             Year Ended December 31, 1996. . . . . . . . . . . . .       17
         Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)  EXHIBIT
     -------

     Exhibit 23 - Independent Auditors' Consent . . . . . . . . .        19




                                  SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the President's Council of General Motors Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             General Motors Savings-Stock
                                             Purchase Program for Salaried
                                             Employees in the United States
                                             -----------------------------
                                                     (Name of plan)



Date   June 20, 1997              By:
       -------------

                                             /s/John F. Smith, Jr.
                                             -----------------------------
                                             (John F. Smith, Jr., Chairman
                                             President's Council)

INDEPENDENT AUDITORS' REPORT
----------------------------

General Motors Savings-Stock Purchase Program for Salaried Employees in the United States:


We have audited the accompanying statements of net assets available for benefits of the General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1996 and (2) reportable transactions for the year ended December 31, 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Program's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Detroit, Michigan
June 3, 1997

                   GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                    FOR SALARIED EMPLOYEES IN THE UNITED STATES

                  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          AS OF DECEMBER 31, 1996 AND 1995

                                                        1996              1995
                                                   --------------    -------------
                                                       (Dollars in Thousands)
ASSETS:
Investments, at fair value (Note A):
  Value of interest in General Motors
    Savings Plans Master Trust (Note C)                $5,725,268      $5,888,446
  Mutual funds                                          2,202,577       1,343,673
  Common and collective trust - Fixed Income Fund         557,482         444,945
  Participant loans                                       468,936         448,494
                                                       ----------      ----------
                                                        8,954,263       8,125,558


Investments, at contract value (Note A) -
  Investment contracts                                  2,721,149       2,382,021
                                                       ----------      ----------
      Total investments                                11,675,412      10,507,579
                                                       ----------       ---------
Due from brokers for securities sold                            -         154,738
Accrued investment income                                  13,648          16,408
                                                       ----------      ----------
      Total assets                                     11,689,060      10,678,725


LIABILITIES:
  Due to brokers for securities purchased                      34               -
                                                       ----------       ---------

NET ASSETS AVAILABLE FOR BENEFITS                     $11,689,026     $10,678,725
                                                       ==========      ==========


Reference should be made to the Notes to Financial Statements.





                 GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                  FOR SALARIED EMPLOYEES IN THE UNITED STATES

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, l996 AND 1995
                                                         1996             1995
                                                      -----------      ----------
                                                       (Dollars in Thousands)

ADDITIONS:
  Investment income:
    Net appreciation in
      fair value of mutual fund investments           $   88,808       $   83,587
    Dividends                                             158,130          69,324
    Interest                                              187,329         191,809
    Net investment earnings from the General
      Motors Savings Plans Master Trust (Note C)          507,837       1,472,825
                                                       ----------      ----------
        Total investment income                           942,104       1,817,545
  Contributions:
    Employer                                              115,208          81,543
    Participants                                          415,425         378,119
                                                       ----------      ----------
        Total contributions                               530,633         459,662
                                                       ----------      ----------

    Total additions                                     1,472,737       2,277,207

DEDUCTIONS - DISTRIBUTIONS TO PARTICIPANTS               (462,436)       (361,967)
                                                       ----------      ----------

NET INCREASE                                            1,010,301       1,915,240

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                    10,678,725       8,763,485
                                                       ----------      ----------
  End of year                                         $11,689,026     $10,678,725
                                                       ==========      ==========


Reference should be made to the Notes to Financial Statements.


                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                        NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 1996 AND 1995

A.  THE PROGRAM

  GENERAL - General Motors Corporation (the "Corporation") has established the General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program"), a defined contribution plan. Eligibility is restricted to regular employees of the Corporation compensated fully or partly by salary and/or commission who are not represented by a labor organization (unless they are eligible through understandings reached between the Corporation and their collective bargaining representatives). Employees are eligible to participate in the Program upon the completion of six months of employment. The Finance Committee of the Corporation's Board of Directors acts as the Program fiduciary and, along with various officers, employees and committees, with authority delegated from the Program fiduciary, controls and manages the operation and administration of the Program subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following brief description of the Program is provided for general information purposes only. Participants should refer to the Program document and prospectus for a complete description of the Program's provisions.

  CONTRIBUTIONS - An eligible participant employed by the Corporation (an "Employee") may elect to contribute to the Program as follows:

   o on an after-tax basis (regular savings), up to 15% of Employee's eligible salary as defined in the Program.

   o on a tax-deferred basis (deferred savings), an amount of eligible salary which is the lesser of (1) $9,500 and $9,240 for 1996 and 1995, respectively or (2) 15% of the Employee's eligible salary for a calendar year.

   o in lieu of receiving a distribution from The General Motors Profit Sharing Plan for Salaried Employees in the United States (the "Profit Sharing Plan"), an Employee may elect to have the Corporation contribute, as tax-deferred savings, 100% of any such amount, which vests immediately.

   o in lieu of receiving a flexible compensation payment from the Corporation, an Employee may elect to have the Corporation contribute, as tax-deferred savings to the extent allowable, 100% of the flexible compensation payment.

   In addition, an Employee also may elect to combine the first two contribution methods disclosed above, provided that the sum of these contributions does not total more than 15% of eligible salary for any calendar year. The sum of all four of the above-described methods of contribution may only exceed 15% of eligible salary by an amount equal to the payout under the Profit Sharing Plan and/or the flexible compensation payment. As defined in the Program document, the Corporation's total matching contribution is limited to 50% of basic savings. Basic savings as defined by the Program is Employee savings up to 6% of an Employee's eligible salary. The Corporation's matching contribution is invested entirely in the GM $1-2/3 par value common stock fund and such contributions must remain invested in this fund during the period January through December 31, of the calendar year in which the contributions were made. This period is referred to as the "required retention period".

                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

   An Employee hired on or after January 1, 1993 will automatically have a Corporation contribution amount equal to 1% of the Employee's eligible salary credited monthly to such Employee's account upon attainment of eligibility. This contribution is provided because such Employee will receive different post-retirement benefit treatment from the Corporation than Employees hired prior to January 1, 1993. Such contribution will be credited to the Employee's account whether or not the Employee elects to participate in the Program.

   VESTING - Assets derived from Employee contributions and related Corporation matching contributions and earnings thereon vest immediately on allocation to the employee's account except for employees with less than five years of credited service for whom Corporation contributions and related earnings vest on January 1 following the calendar year in which such contributions or earnings are credited. Forfeitures are used to offset future employer contributions.

   FUND EXCHANGES - Participants may exchange funds between investment options on any business day. This provision does not apply to Employee contributions and Corporation contributions required to be invested in Corporation common stock funds during the required retention period. Employee contributions required to be invested in the Corporation's common stock funds may be exchanged between the Corporation's common stock funds during the required retention period. Corporation contributions may not be exchanged until completion of the required retention period.

   PARTICIPANT WITHDRAWALS - A participant may withdraw funds in their account at any time after attaining age 59-1/2. Prior to age 59-1/2, employee tax-deferred contributions may only be withdrawn because of termination of employment, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by the Corporation. The amount that may be withdrawn for a financial hardship is limited as defined in the Program. The funds that represent a financial hardship withdrawal must conform to conditions required by the Internal Revenue Service (the "IRS"). A participant who receives a hardship distribution shall have his or her contributions to the Program suspended for a period of 12 months following the distribution as required by law.

   INVESTMENT OPTIONS - The Corporation's contributions are invested in General Motors Corporation $1-2/3 par value common stock. One-half of an Employee's Basic Savings is required to be invested, in 10% increments, in any one or more of the Corporation's Common Stock Funds: (1) GM $1-2/3 par value Common Stock Fund; or (2) GM Class H Common Stock Fund. The remainder of an Employee's contributions will be invested at the Employee's direction, in 10% increments, in any of the following investment options:

   o  General Motors Common Stock Fund, $1-2/3 par value
   o  General Motors Class H Common Stock Fund, $0.10 par value
   o  EDS Common Stock Fund, $0.10 par value
   o  Balanced Fund
   o  Equity Index Fund
   o  Mutual Funds
   o  Income Fund

   DESCRIPTION OF INVESTMENT OPTIONS:

   General Motors Common Stock Funds: $1-2/3 Par Value, Class H, $0.10 Par Value
   - Under these investment options, contributions are invested in the respective General Motors common stock. The return on investment is determined by the market price of the respective General Motors common stocks, the amount of any dividends paid thereon, and by interest earned on short-term investments held by each fund.

                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

   Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will not exercise voting rights with respect to those shares for which direction has not been received by the required deadline.

   Assets invested in each of the GM Common Stock Funds ($1-2/3 par value, and Class H) are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of the respective GM Common Stock Fund. The number of units credited to each participant's account will be determined by the amount of the participant's contributions and the purchase price of a unit in the respective GM Common Stock Fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value.

   Balanced Fund - Under this investment option, contributions are invested in equity and fixed income investments selected from opportunities available in global capital markets, including large and small capitalization common stocks, investment and non-investment grade bonds, convertible securities, real estate, emerging market investments, and venture capital, and may be issued by U.S. and non-U.S. issuers.

   From time to time, investment managers may use derivative financial instruments including forward exchange contracts and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Program's interest in funds which utilize such financial instruments is not considered significant to the Program's financial statements.

   Assets invested in the Balanced Fund are expressed in terms of units. The number of units credited to a participant's account will be determined by the amount of the participant's contributions and the unit purchase price. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value.

   Equity Index Fund - Under this investment option, participant contributions are invested in a portfolio of common stocks managed by an investment manager. The investment manager maintains a portfolio which is designed to match the performance of the Standard & Poor's 500 Index. This Index is a broad-based index of large companies which operate in a wide variety of industries and market sectors and which represent over two-thirds of the market capitalization of all publicly traded common stocks in the United States.

   Assets invested in the Equity Index Fund are expressed in terms of units. The number of units credited to a participant's account will be determined by the amount of deferred savings and the current value of each unit in the Equity Index Fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value.

   Mutual Funds - This investment option is comprised of many different mutual funds managed by Fidelity Investments. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund's objectives and investments is contained in that fund's prospectus.

   Income Fund - Funds are invested in investment contracts issued by insurance companies. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets. The Income Fund also invests in a short-term fixed income fund (the "Fixed Income Fund") made up of U.S. Government debt obligations and cash.

                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

    EDS Common Stock Fund - Effective June 7, 1996, the net assets of Electronic Data Systems ("EDS") were split-off from the net assets of the Corporation. As a result, the Class E Common Stock Fund was changed to the EDS Common Stock Fund. Also, effective June 7, 1996, no new contributions, loan repayments or exchanges may be made into the EDS Common Stock Fund. Dividends, if any, paid on EDS Common Stock held by the Plan will be invested in an income fund investment option. This fund will be eliminated in five years.

   The annual rates of return, maturity dates, issuing company, and investment contract balances at December 31, 1996 and 1995, respectively, are as follows:

                                                 Contract        Contract
                                                 Value as        Value as
Annual Rate    Maturity                             of              of
 of Return       Date      Issuing Company       12/31/96        12/31/95
-----------   ----------  -----------------    --------------  --------------
                                                    (Dollars in Thousands)
Variable      N/A          Metropolitan Life*      $572,276        $537,954
Variable      N/A          Metropolitan Life*       255,038         480,615
  6.25%       8/15/98      Metropolitan Life         95,916          90,904
  7.41%       12/31/96     New York Life                  -          68,770
  6.85%       12/31/96     New York Life                  -          33,273
Variable      N/A          New York Life*                 -         320,005
  9.11%       12/31/96     Prudential
                             Management                   -          15,041
  9.22%       12/31/96     Prudential
                             Management                   -         117,080
Variable      12/31/00     John Hancock             316,671               -
  6.59%       12/31/97     John Hancock              20,000               -
  6.40%       3/31/00      Metropolitan Life         78,176               -
  5.60%       12/12/00     Metropolitan Life        304,089               -
  6.55%       3/14/01      New York Life            209,282               -
  6.56%       3/31/00      New York Life             78,254               -
  8.45%       12/31/96     Provident National             -          18,037
Variable      N/A          John Hancock*            235,564         175,397
Variable      N/A          John Hancock*            215,234         202,506
Variable      N/A          Mass Mutual*             334,996         316,435
  8.28%       1/02/98      Aetna Life & Casualty      5,653           6,004
                                                 ----------       ---------
       Total                                     $2,721,149      $2,382,021
                                                 ==========       =========

  *Individual separate account.

   The contract value of investment contracts in the Income Fund approximates fair value as of December 31, 1996 and 1995.

   The average yield on investment contacts in the Income Fund for the years ended December 31, 1996 and 1995 are 6.5% and 7.5%, respectively.

                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES


   PARTICIPANT LOANS - Participants may borrow once per year from both their tax deferred and after-tax savings assets (excluding Corporation contributions, and earnings thereon subject to the required retention period). The amount and terms of the loans are limited under the Program. The loan interest rate will be established once each quarter at a rate equal to the prevailing prime lending rate as of the previous quarter and will apply to all new loans issued. Repayment of loans is generally made through after-tax payroll deductions and are invested in the same discretionary investment options that the Participant selected for their savings contributions. Interest paid on the loans is credited back to the borrowing employee's account in the Program. Partial and total prepayment of loans is permitted at any time, without penalty. Loans not repaid within the loan term are deemed to be distributions from participants' accounts.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

   o The financial statements of the Program are prepared under the accrual method of accounting.

   o Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals and administrative expenses charged by the issuer of the contract.

   o  Security transactions are recorded on the trade date.

   o Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are owned by the Program.

   o  Certain costs of Program administration are paid by the Corporation.

   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

C.  THE MASTER TRUST

   The Corporation established the General Motors Savings Plans Master Trust (the "Master Trust") pursuant to a trust agreement among the Corporation, Saturn Corporation and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

   Employee benefit plans participating in the Master Trust include the following:

   o General Motors Savings-Stock Purchase Program for Salaried Employees in the United States
   o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
   o  Saturn Individual Savings Plan for Represented Members
   o  Saturn Personal Choices Savings Plan for Non-Represented Members

                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

   The Master Trust is composed of five commingled master trust investment options: the GM $1-2/3 Common Stock Fund, the GM Class H Common Stock Fund, the EDS Common Stock Fund, the Equity Index Fund, and the Balanced Fund. Each of these investment options is described in Note A. Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the five master trust investment options.

   The net investment income of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on that plan's interest in each Master Trust investment fund, as compared with the total interest of all the participating plans, in each Master Trust investment fund at the beginning of the month.

   As of December 31, 1996 and 1995, the Program had approximately a 77% and 79% interest in the Master Trust, respectively.

   Total investments of all participating plans in the Master Trust at December 31, 1996 and 1995 are summarized as follows (dollars in thousands):

   ASSETS:                                                1996         1995
      Investments, at fair value:                    ---------    ---------
         Common Stock:
            General Motors $1-2/3 par value         $4,237,497   $4,696,965
            General Motors Class H, $0.10 par value    389,506      261,927
            EDS Common Stock, $0.10 par value          632,206      759,539
            Other Corporate                             12,440       11,666
         U.S. Government Securities                      1,875           33
         Common and collective trust                 2,063,946    1,612,315
         Cash                                           79,952      103,410
                                                     ---------    ---------
            Total investments                        7,417,422    7,445,855
      Receivables:
         Due from broker for investments sold            2,081       13,152
         Accrued investment income                       1,633        1,591
                                                     ---------    ---------
            Total receivables                            3,714       14,743
                                                     ---------    ---------
            Total assets                            $7,421,136   $7,460,598
                                                     =========    =========

   Liabilities -
      Due to broker for securities purchased                49          186
                                                     ---------    ---------
   Net assets available for benefits                $7,421,087   $7,460,412
                                                     =========    =========

   The net investment earnings of all participating plans in the Master Trust for the years ended December 31, 1996 and 1995 are summarized as follows
   (dollars in thousands):

                                                          1996         1995
                                                     ---------    ---------

   Interest                                             $5,651       $9,570
   Dividends                                           145,877      125,249
   Net appreciation in fair value of investments:
     Common stocks                                     192,900    1,296,102
     U.S. Government securities                             78          109
     Common and collective trust                       365,828      405,995
     Registered investment company                       6,410        9,301
                                                     ---------    ---------
   Total net appreciation in fair value
     of investments                                    565,216    1,711,507
                                                     ---------    ---------
   Total investment earnings                          $716,744   $1,846,326
                                                     =========    =========

                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

D.  FUND INFORMATION

   Contributions, investment income and distributions to participants by fund are as follows for the years ended December 31, 1996 and 1995. Mutual fund investment options which individually comprise less than 5% of the Program's total net assets available for benefits have been combined.

                                                 1996              1995
                                               --------           -------
                                                 (Dollars in Thousands)
   Participant Contributions:
      Master Trust                             $232,127           $234,590
      Income Fund                                76,517             74,572
      Mutual funds                              106,781             68,957
                                                -------            -------
   Total                                       $415,425           $378,119
                                                =======            =======
   Employer Contributions:
      Master Trust                             $115,208            $81,543
                                                =======            =======

   Investment income:
     Interest and dividends:
      Master Trust                             $135,489           $125,412
      Income Fund                               180,021            187,165
      Mutual funds                              165,438             73,968
                                              ---------          ---------
   Total                                       $480,948           $386,545
                                              ---------          ---------
   Net appreciation in fair
     value of investments
      Master Trust                             $372,348         $1,347,413
      Mutual funds                               88,808             83,587
                                              ---------          ---------
   Total                                       $461,156         $1,431,000
                                              ---------          ---------
      Total investment income                  $942,104         $1,817,545
                                              =========          =========
   Distributions to participants:
      Master Trust                            ($224,780)         ($187,184)
      Income Fund                              (179,157)          (144,126)
      Mutual funds                              (50,796)           (23,235)
      Participant loans                          (7,703)            (7,422)
                                                -------          ---------
   Total                                      ($462,436)         ($361,967)
                                                =======          =========


E.  TERMINATION OF THE PLAN

   Although it has not expressed any intent to do so, the Corporation has the right to terminate the Program subject to the provisions of ERISA. Such termination of the Program, if any, would not affect a participant's interest in assets already in the Program.

F.  FEDERAL INCOME TAXES

   In May 1996, the Program was determined by the IRS to be a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a), 401(k), and 4975(e)(7)of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Program has been amended since the effective date included in the determination by the IRS. In April 1997, the amended Program was submitted for another IRS determination, which is currently pending. The Program's fiduciary and tax counsel believe that the Program is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Program's financial statements.




                                     GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                      FOR SALARIED EMPLOYEES IN THE UNITED STATES


G.  PARTICIPANT UNIT DATA

    FOR THE YEAR ENDED DECEMBER 31, 1996

                                                        GENERAL MOTORS SAVINGS PLAN MASTER TRUST
                                         --------------------------------------------------------------------
                                              GM          GM
                                          $1-2/3 Par    Class H          EDS
                                         Common Stock  Common Stock  Common Stock   Balanced    Equity Index
                                             Fund         Fund          Fund          Fund          Fund
                                         -----------  -----------    ----------    ---------    ------------
                                                                (Units in Thousands)

Quarter ended March 31
  Plan number of units outstanding          27,107        1,844         6,588        4,638         76,881
  Net asset value per unit                 $128.23      $176.96       $147.64       $12.77         $14.50

Quarter ended June 30
  Plan number of units outstanding          27,136        2,208         6,267        4,515         76,590
  Net asset value per unit                 $126.04      $167.55       $139.53       $13.09         $14.98

Quarter ended September 30
  Plan number of units outstanding          28,065        2,357         5,842        4,428         74,884
  Net asset value per unit                 $115.68      $161.38       $159.12       $13.39         $15.62

Quarter ended December 31
  Plan number of units outstanding          25,206        2,490         5,520        4,352         74,937
  Net asset value per unit                 $134.18      $156.74       $112.81       $14.16         $16.93

See Notes to Financial Statements.

                                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                 FOR SALARIED EMPLOYEES IN THE UNITED STATES


G.  PARTICIPANT UNIT DATA - Concluded

    FOR THE YEAR ENDED DECEMBER 31, 1995

                                                        GENERAL MOTORS SAVINGS PLAN MASTER TRUST
                                         --------------------------------------------------------------------
                                              GM          GM
                                          $1-2/3 Par    Class H         EDS
                                         Common Stock  Common Stock  Common Stock   Balanced    Equity Index
                                             Fund         Fund          Fund          Fund          Fund
                                         -----------  -----------    ----------    ---------    ------------
                                                                (Units in Thousands)

Quarter ended March 31
  Plan number of units outstanding          37,101        1,948         5,605        4,154         72,961
  Net asset value per unit                 $104.11      $116.92       $100.63       $10.56         $10.97

Quarter ended June 30
  Plan number of units outstanding          33,941        1,990         5,393        3,963         71,814
  Net asset value per unit                 $110.81      $112.66       $112.57       $11.22         $12.02

Quarter ended September 30
  Plan number of units outstanding          31,908        2,062         5,493        4,137         72,922
  Net asset value per unit                 $111.62      $117.20       $118.11       $11.85         $12.98

Quarter ended December 31
  Plan number of units outstanding          29,953        1,858         5,601        4,368         75,259
  Net asset value per unit                 $126.37      $139.41       $134.71       $12.41         $13.76

See Notes to Financial Statements.


                                                      * * * * * *

                                        GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                         FOR SALARIED EMPLOYEES IN THE UNITED STATES

                                   Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                   AS OF DECEMBER 31, 1996
                                                                           Current
   Description of Investments                              Cost             Value
   --------------------------                         --------------    --------------
                                                           (Dollars in Thousands)
Value of Interest in General Motors
  Savings Plans Master Trust*                          $4,287,657      $5,725,268

  Fixed Income Fund                                       557,482         557,482

  Loan Fund*                                                    -         468,936

   Fidelity Mutual Funds*:

  ----------------------------
  Fidelity                                                 38,276          39,373
  Puritan                                                  58,156          58,189
  Trend                                                     7,042           7,092
  Magellan                                                145,522         144,655
  Contra Fund                                             214,128         227,248
  Equity Income                                            53,643          56,688
  Growth Company                                           84,725          87,864
  Investment Grade                                         18,566          18,498
  Growth & Income                                         156,063         166,500
  Value                                                   102,919         100,733
  Government Securities                                   220,243         211,944
  Retirement Growth                                        30,059          28,207
  OTC Portfolio                                            76,473          76,734
  Overseas                                                 45,882          46,894
  Europe                                                   59,424          60,429
  Pacific Basin                                            20,356          19,345
  Real Estate                                              27,555          31,688
  Balanced Fund                                             9,804          10,241
  International Growth & Income                            10,069          10,636
  Capital Appreciation                                     11,364          11,324
  Convertible Securities                                    8,658           8,623
  Canada                                                    3,956           3,475
  Utilities                                                12,153          12,648
  Blue Chip                                               180,276         189,572
  Asset Manager                                            16,978          17,322
  Disciplined Equity                                       23,354          23,715
  Worldwide                                                81,285          87,215
  Equity Income II                                        189,158         198,533
  Stock Selector                                           28,938          29,588
  Asset Manager - Growth                                   13,991          14,048
  Diversified International                                36,095          37,881
  Asset Manager - Income                                    3,885           3,877
  Dividend Growth                                         108,112         118,325
  Fidelity Global Balanced                                    994           1,024
  Fidelity Small Cap Stock                                 31,047          31,637
  Global Bond                                               4,067           4,074
  Fidelity Fifty                                            6,593           6,738
                                                        ---------       ---------
  Total Mutual Funds                                   $2,139,809      $2,202,577
                                                        ---------       ---------



                                        GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                         FOR SALARIED EMPLOYEES IN THE UNITED STATES

                                  Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                   AS OF DECEMBER 31, 1996
                                                                       Concluded


                                                                                         Current
        Description of Investment                                         Cost            Value
---------------------------------------------------------------      --------------   -------------
                                                                         (Dollars in Thousands)

Investment Contracts:      Maturity
   Issuing Company         Date             Contract      Rate
   ------------------      ----------     -----------   -------
  Aetna                    1/2/98         GACLT13100      8.28%        $    5,653     $    5,653
  Metropolitan Life           N/A            GA13415    Variable          572,276        572,276
  Metropolitan Life           N/A            GA13414    Variable          255,038        255,038
  Metropolitan Life        8/15/98           GA13635      6.25%            95,916         95,916
  Metropolitan Life        3/31/00          GAC24537      6.40%            78,176         78,176
  Metropolitan Life        12/12/00         GAC24598      5.60%           304,089        304,089
  New York Life            3/14/01        GA06362003      6.55%           209,282        209,282
  New York Life            3/31/00        GA06362004      6.56%            78,254         78,254
  John Hancock             12/31/97          GIC8744      6.59%            20,000         20,000
  John Hancock             12/31/00          GAC8599    Variable          316,671        316,671
  John Hancock                N/A         GAC7272SA77   Variable          235,564        235,564
  John Hancock                N/A         GA7271SA76    Variable          215,234        215,234
  Mass Mutual                 N/A           GIC10753    Variable          334,996        334,996
                                                                       ----------     ----------
  Total Investment Contracts                                            2,721,149      2,721,149
                                                                       ----------     ----------
  Total Investments                                                    $9,706,097    $11,675,412
                                                                       ==========     ==========


 *Party-in-Interest



                                       GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                        FOR SALARIED EMPLOYEES IN THE UNITED STATES


                                        Line 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                            FOR THE YEAR ENDED DECEMBER 31, 1996
                                                   (Dollars in Thousands)

                                                           Purchases                     Sales
                                                        --------------    ---------------------------------------
Identity of                                                 Purchase       Sales        Original       Net Gain
Party/Broker         Description of Asset                    Price         Price          Cost           (Loss)
------------         --------------------               --------------    --------    ------------   ------------

                                               SERIES REPORTABLE TRANSACTIONS
                                               ------------------------------

State Street Bank    Fixed Income Fund
  and Trust          (174 purchases, 132 sales)            $1,802,174    $1,689,638     $1,689,638      $     -

John Hancock         Investment Contract No. GA8599           337,409             -              -            -
                     (5 purchases, 0 sales)

Metropolitan Life    Investment Contract No. GAC24598         304,089             -              -            -
  Insurance Co.      (6 purchases, 0 sales)



                                       GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                        FOR SALARIED EMPLOYEES IN THE UNITED STATES


                                  Line 27d-SCHEDULE OF REPORTABLE TRANSACTIONS - Concluded
                                            FOR THE YEAR ENDED DECEMBER 31, 1996
                                                   (Dollars in Thousands)

                                                           Purchases                     Sales
                                                        --------------    ---------------------------------------
Identity of                                                 Purchase       Sales        Original       Net Gain
Party/Broker         Description of Asset                    Price         Price          Cost           (Loss)
------------         --------------------               --------------    --------    ------------   ------------


                                               SINGLE REPORTABLE TRANSACTIONS
                                               ------------------------------


Metropolitan Life    Investment Contract No. GA13414         $      -      $250,197       $250,197      $     -
  Insurance Co.      (transfer)

Metropolitan Life    Investment Contract No. GAC24598         250,197             -              -            -
  Insurance Co.      (transfer)

John Hancock         Investment Contract No. GAC8599          332,772             -              -            -
                     (transfer)

New York Life        Investment Contract No. GA6362-004             -       332,772        332,772            -
                     (transfer)




